David L. Ficksman • (310) 789-1290 • dficksman@troygould.com	File No. 3145-1
December 17, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mr. Michael McTiernan Assistant Director United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	AudioEye, Inc. Amendment No. 8 to Registration Statement on Form S-1 File No. 333-177463
Dear Mr. McTiernan:

On December 14, 2012, AudioEye, Inc. (the “Company”) filed Amendment No. 7 to Registration Statement on Form S-1.

Concurrently with the delivery of this letter, the Company is filing via EDGAR pre-effective Amendment No. 8 to the Form S-1 setting forth some minor changes to the financial statements together with the Auditor’s consent.

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The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures contained in the Form S-1, as amended by Amendment No. 8.  When the time comes, the Company will include in its request for acceleration, the additional acknowledgements requested by the staff.

Please direct questions regarding this response letter to the undersigned at 310-789-1290.

Very truly yours,

/s/ David L. Ficksman
David L. Ficksman

DLF:bwg

cc:	Jorge Bonilla (SEC)
Jonathan Wiggins (SEC)
Folake Avoola, Esq. (SEC)
Nathaniel Bradley
Constantine Potamianos, Esq.